Mail Stop 4561

September 7, 2006

Mr. Pablo Granifo
Chief Executive Officer
Banco de Chile
Ahumada 251
Santiago, Chile

> **Re:** **Banco de Chile**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 26, 2006**
> **File No. 001-15266**

Dear Mr. Granifo:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Note 28 - Differences between Chilean and United States Generally Accepted Accounting Principles

(a) Push Down Accounting and Purchase Accounting, page F-38

1. We note your disclosure on page F-39 that SAOS is a variable interest entities and that Banco de Chile determined that it is not the primary beneficiary of SAOS. Please provide us with your comprehensive analysis describing how you determined that Banco de Chile is not the primary beneficiary of SAOS. Your analysis should address, but not be limited to, the following:

    *   the business purpose and design of SAOS;
    *   the nature of the variable interests;
    *   the terms of the agreement between Banco de Chile and SAOS providing for the payment of dividends;
    *   the terms of the subordinated debt with the Central Bank, including provisions that require SAOS to hold Banco de Chile stock as collateral, may require SAOS to sell the stock, and may require Banco de Chile to pay stock dividends in the form of cash by SAOS;
    *   the Chilean General Banking Law requirement that the bank must distribute a cash dividend equal to at least 30% of Chilean GAAP net income each year;
    *   the identified decision maker for SAOS and the fees paid to the decision maker;
    *   the nature and amount of Banco de Chile's and SM-Chile S.A.'s investments at risk in SAOS;
    *   whether there is sufficient investment at risk to permit SAOS to finance its activities without additional subordinated financial support;
    *   the distribution of voting rights and control among the parties involved
    *   the economic risks and rewards of the parties involved;
    *   how you considered related parties;
    *   whether there are any parties acting as de facto agents or de facto principals;
    *   the party most closely associated with SAOS; and
    *   the party that is the primary beneficiary of SAOS.

2. In future filings please provide all of the disclosure required by paragraphs 23 – 26 of FIN 46R, as applicable. Quantify the balance outstanding of the subordinated debt held by SAOS and the annual dividend payment amounts. Disclose the extent to which dividends Banco de Chile paid to SAOS have been sufficient to cover the required annual payment by SAOS to the Central Bank related to the subordinated debt during the periods presented. Please provide us with your proposed future disclosure.

(j) Allowance for Loan Losses, page F-43

3.   In future filings please describe how you account for loans purchased at a discount or premium. Describe and quantify, if material, the differences between how you account for purchased loans on a Chilean GAAP basis compared to on a U.S. GAAP basis. Please provide us with your proposed future disclosure.

4.   We note your disclosure on page F-45 that you believe the charge-off policies applied in accordance with Chilean GAAP are generally the same as those required under U.S. GAAP. In light of the relatively long period of time that a loan is past due before being charged-off, please tell us how you determined that your policies approximate those under U.S. GAAP.

(m) Derivatives, page F-48

5.   Please tell us the nature of the hedges for which you apply hedge accounting pursuant to SFAS 133. For each hedging relationship, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship:

- the nature and terms of the hedged item or transaction;
- the nature and terms of the derivative instruments;
- the specific documented risk being hedged;
- the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis; and
- whether you apply the "short-cut" method or "matched terms" approach for assuming no effectiveness pursuant to paragraphs 68 or 65, as applicable, of SFAS 133.

*   *   *   *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief